October 31, 2006

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grant Life Sciences, Inc. (the “Company”)
Registration Statement on SB-2 (“Form SB-2”)
Filed on October 3, 2006
File No. 333-137774

Dear Mr. Riedler:

This letter responds to comments contained in the Staff letter, dated October 13, 2006, addressed to Dr. Hun-Chi Lin, the Company’s President, with respect to the Company’s filing of Form SB-2.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly.

Form SB-2
General

1.
Given the nature and size of the transaction being registered, and in particular we note the offerings to be made by AJW Offshore and affiliates, which we understand based on your footnote 2 disclosure in the Selling Stockholders section on page 27 include AJW Qualified Partners, LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i).

Response:

In response to the Staff’s comment, the Company and the selling stockholders have reduced the number of shares being registered to an aggregate of 34,140,060 shares, 6,273,818 of which have already been issued to the selling shareholders and 27,886,242 shares issuable upon conversion of callable secured convertible notes held by AJW Offshore and affiliates. The 34,140,060 shares being registered in the subject registration statement would constitute approximately 25.7% of the issued and outstanding shares of the Company.

It should be noted that although we intend to register the 27,886,242 shares issuable upon conversion of callable secured convertible notes for resale, there is no assurance that any of such shares will actually be issued or resold into the market.

Based upon the number of shares the Company intends to include for resale in the registration statement, and the manner in which such shares will be issued and resold, we do not believe that the transaction being registered is an indirect public offering, either due to the nature or size of the transaction for the following reasons:

Transaction is a Sale of Secured Notes

The primary transaction between the Company and AJW Offshore and affiliates, who are either accredited or institutional investors, was the sale of secured convertible notes in a transaction that satisfies the requirements of Regulation D under the Securities Act of 1933, as amended. The Company is obligated to repay the notes in cash. Although AJW Offshore and affiliates generally have a right to convert the notes into shares of common stock under certain circumstances, Section 5.2 of the notes permits the Company to prepay in cash on a monthly basis, all or a portion of the outstanding principal and accrued and unpaid interest upon certain conditions being met. In addition, Section 5.1 permits repayment of all of the outstanding principal amount of the notes under certain circumstances. Accordingly, although it is likely that some or all of the notes will be repaid through the conversion to common stock, there is no assurance that any common stock will be issued to and resold by AJW Offshore and affiliates. If all of the registered shares are in fact sold, AJW Offshore and affiliates only recourse for the balance of the money due would be a cash payment by the Company. Further, it is important to note that the investors bear a substantial amount of risk, which risk includes the fact that any ultimate proposed resale of the shares of common stock remains subject to numerous factors including, but not limited to, the amount of time for which their investment is at risk (which will depend, in part, upon the Company’s ability to have a registration statement declared effective by the Commission), and the ability to resell the securities (which will depend, in part, upon the market for the Company’s shares should the notes be repaid, in whole or in part, through the conversion to common stock).

Offering is not Akin to Offering by Company

Unlike a best efforts public offering on behalf of the Company, the Company will not receive any additional proceeds from the purchase and sale of the notes and warrants upon the effectiveness of the registration statement, regardless of when or if any shares are ultimately issued to or resold by AJW Offshore and affiliates. In addition, the decision to sell the registered shares rests solely with AJW Offshore and affiliates, not the Company, or any person or entity acting on behalf of the Company.

Selling Shareholders are not Affiliates

Finally, it should be noted that AJW Offshore and affiliates are not affiliates of the Company, in that:

•	they have no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights;

•	they do not have any greater access than other shareholders to information about the Company, its operations or financial results; and
•
they are contractually restricted from owning more than 4.99% of the Company’s outstanding common stock. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, “The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the matter at hand does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.

Conclusion

In light of the foregoing, we do not believe there is any indicia of affiliation between the Company and the selling stockholders, nor is there is any basis under which the selling shareholders in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed pursuant to Rule 415.

For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock underlying the notes in subject offering, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by bona fide selling stockholders, who bear the full economic burden of their investment.

2.	Your registration statement appears to provide conflicting information as to how many shares are covered by the registration statement. For example, we note the following:

•	In your Calculation of Registration Fee table the prospectus relates to the sale of up to approximately 163,206,000 shares;
•	In the first paragraph of the prospectus cover page you indicate the prospectus relates to the sale of up to approximately 53,877,000 shares; and
•	In the last paragraph on page 1 of your prospectus summary you indicate that the prospectus relates to the sale of up to approximately 148,415,000 shares.

Please revise your registration statement to eliminate the inconsistent information as to how many shares are covered by this registration statement.

Response:

The Company has revised the number of share being registered in this registration statement and we have made sure that there is no inconsistent information as to how many shares are covered by this registration statement.

Selling Stockholders, page 27

3.
It is unclear why your document contains two different selling stockholders sections, which we note contain several selling shareholders who are listed in both selling stockholders tables. We are also confused by your disclosure because the introductory language in each selling stockholder section sets forth different maximum amounts that may be sold under the prospectus by selling shareholders. Please revise your prospectus so that your prospectus only contains only one selling stockholders section as a combined offering under Rule 429 constitutes one new offering.

Response:

We have revised the prospectus to combine the selling stockholder tables so that there is now only one selling stockholder section for the combined offering.

Signature Page

4.
A majority of your board of directors and your principal executive officer, financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Response:

We have revised the signature page to set forth all of the titles held by the various signatories, which now provides for the signature of the principal executive officer, financial officer and the chief accounting officer.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder

Yoel Goldfeder